Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary

(Related to the Pricing Supplement No. 2008-MTNDD207,

Subject to Completion, Dated January 2, 2008)

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Notes Based Upon the

Lead Cash Settlement Price

Due July 2008

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

January 2, 2008

Notes Based Upon the

Lead Cash Settlement Price

Due July 2008

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in this summary are defined in “Preliminary Terms” below.

How The Notes Work

The Notes Based Upon the Lead Cash Settlement Price Due July 2008 (the “Notes”) are commodity-linked securities that offer a one-time coupon in cash on the Maturity Date equal to 18% per annum (9% per six months on a simple interest basis) and an amount payable at maturity based upon the Lead Cash Settlement Price. The Notes are not principal protected, which means at maturity you could receive an amount which is less than your investment of US$1,000 per Note. Additionally, although the Notes pay a one-time coupon at maturity, you will not receive any periodic interest payment or other periodic payments on the Notes.

The Notes are issued by Citigroup Funding Inc. and have a maturity of approximately six months. At maturity, the Notes will pay an amount that is based on the percentage change in the Lead Cash Settlement Price from the Pricing Date to the Valuation Date. In addition to the one-time coupon, for each US$1,000 principal amount of Notes you hold, the maturity payment will equal the product of (i) US$1,000 and (ii) the Lead Cash Settlement Price on the Valuation Date divided by the Lead Cash Settlement Price on the Pricing Date, if (a) the Lead Cash Settlement Price on any Business Day after the Pricing Date up to and including the Valuation Date declines by more than approximately 25% to 30% (to be determined on the Pricing Date) from the Lead Cash Settlement Price on the Pricing Date AND (b) the Lead Cash Settlement Price on the Valuation Date is less than the Lead Cash Settlement Price on the Pricing Date. In all other circumstances, the maturity payment for each US$1,000 principal amount of Notes you hold will equal US$1,000. Because the Notes are not principal protected, you may receive an amount at maturity which is less than your initial investment in the Notes.

If the Lead Cash Settlement Price on the Valuation Date is greater than or equal to the Lead Cash Settlement Price on the Pricing Date or if the Lead Cash Settlement Price has not declined by more than approximately 25% to 30% (to be determined on the Pricing Date) on any Business Day after the Pricing Date up to and including the Valuation Date, the return on the Notes will equal the one-time coupon payment of 9% for the six-month term of the Notes. In no circumstance will the amount you receive at maturity, including principal and the one-time coupon, be more than US$1,090 per Note.

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to commodity-linked investments and who are willing to accept risk to the principal invested.

■	Investors with neutral to moderate expectations of appreciation in the Lead Cash Settlement Price over the term of the Notes.

■

Investors who considered investing in instruments directly linked to the Lead Cash Settlement Price but who also wanted to receive a fixed coupon payment at maturity and limited protection against the decline in the Lead Cash Settlement Price.

■	Investors who seek to add a commodity-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Notes Based Upon the Lead Cash Settlement Price Due July 2008.
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Rating of the Issuer’s Obligations:	Aa3/AA (Moody’s/S&P) based upon the Citigroup Inc. guarantee.
Principal Protection:	None.
Principal Amount Issued:	US$ .
Pricing Date:	January , 2008.
Issue Date:	January , 2008.
Valuation Date:	Five Business Days before the Maturity Date.
Maturity Date:	Approximately six months after the Issue Date.
Issue Price:	US$1,000 per Note.
Coupon:	18% per annum (9% per six months on a simple interest basis), paid on the Maturity Date and computed on the basis of a 360-day year of twelve 30-day months.
Coupon Payment Date:	July , 2008.
Composition of Coupon Payment:	The total coupon of US$90 will be composed of interest in the amount of US$ and an option premium in the amount of US$ .
Maturity Payment:

For each US$1,000 Note,

•    the product of (i) US$1,000 and (ii) the Ending Price divided by the Starting Price, if (a) the Lead Cash Settlement Price on any Business Day after the Pricing Date up to and including the Valuation Date declines by more than approximately 25% to 30% (to be determined on the Pricing Date) from the Starting Price AND (b) the Ending Price is less than the Starting Price.

•    In all other circumstances, the maturity payment will equal US$1,000.

Lead Cash Settlement Price	The daily lead cash settlement price, stated in U.S. dollars, as set by the London Metal Exchange in London, England and quoted on Reuters Page “SETTMPB01” in the “SETT” column or any successor page.
Starting Price:	The Lead Cash Settlement Price on the Pricing Date.
Ending Price:	The Lead Cash Settlement Price on the Valuation Date.
Downside Threshold:	Approximately 70% to 75% (to be determined on the Pricing Date) of the Starting Price on any Business Day after the Pricing Date up to and including the Valuation Date.
Denominations:	Minimum denominations and increments of US$1,000.
Listing:	None.
Underwriting Discount:	0.00%
Sales Commission Earned:	US$7.50 to US$10.00 (to be determined on the Pricing Date) per Note for each Note sold by a Smith Barney Financial Advisor.
Calculation Agent:	Citibank, N.A.
Business Day:	Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close.
CUSIP:

Benefits of the Notes

■	Return Potential

The return on the Notes at maturity, if any, is based on the Lead Cash Settlement Price. If the Lead Cash Settlement Price has not declined by more than approximately 25% to 30% (to be determined on the Pricing Date) on any Business Day after the Pricing Date up to and including the Valuation Date or if the Lead Cash Settlement Price on the Valuation Date is greater than or equal to the Lead Cash Settlement Price on the Pricing Date, the return on the Notes will equal the one-time coupon payment of 9% for the six-month term of the Notes. In these cases, you will not suffer the same loss that an investment linked directly to the Lead Cash Settlement Price would produce.

■	Diversification

The Notes are based on the performance of the Lead Cash Settlement Price and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	You May Lose Some or All of Your Investment in the Notes

The Notes are not principal protected. The amount of the maturity payment will depend on the Lead Cash Settlement Price during the term of the Notes. If the Lead Cash Settlement Price on any Business Day after the Pricing Date up to and including the Valuation Date declines by more than approximately 25% to 30% (to be determined on the Pricing Date) from the Starting Price AND the Ending Price is less than the Starting Price, you will receive an amount at maturity which is less than your initial investment in the Notes and which could be zero. This will be true even if the Lead Cash Settlement Price exceeds the Starting Price at one or more times during the term of the Notes.

■	Any Appreciation of Your Investment in the Notes Will Be Limited

Because the maximum amount you could receive at maturity, including principal and the one-time coupon, is limited to US$1,090 per Note (a return of 9% for the six-month term of the Notes), the Notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the Lead Cash Settlement Price and not subject to this limitation.

■	No Periodic Payments

Although the Notes will pay a one-time coupon on the Maturity Date equal to 18% per annum (9% per six months on a simple interest basis), you will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparable Yield

The one-time coupon payable on the Notes will equal US$90 in cash. As a result, if (a) the Lead Cash Settlement Price on any Business Day after the Pricing Date up to and including the Valuation Date declines by more than approximately 25% to 30% (to be determined on the Pricing Date) from the Starting Price AND (b) the Ending Price is less than approximately         % of the Starting Price (to be determined on the Pricing Date), then the effective yield on your Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

■	The Lead Cash Settlement Price Is Highly Volatile and Is Affected by Many Complex Factors

The Lead Cash Settlement Price is highly volatile and is affected by numerous factors. These include economic factors, including, among other things, the structure and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which LME contracts generally are traded and quoted), interest rates, labor activity and supply disruptions in major producing regions such as Australia, the People’s Republic of China and the United States, and global or regional economic, financial, political, regulatory, judicial or other events. Lead prices may also be affected by industry factors such as industrial and commercial demand, sales and purchases of lead by the official sector, lead production costs, and short-term changes in supply and demand because of trading activities in the lead market. Such events tend to affect Lead Cash Settlement Prices worldwide, regardless of the location of the event. It is not possible to predict the aggregate effect of all or any combination of these factors on the Lead Cash Settlement Price. If these factors result in a decrease in Lead Cash Settlement Prices, it may reduce the amount of the maturity payment and/or the value of the Notes in the secondary market.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the Lead Cash Settlement Price, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Citigroup Inc. Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citibank, N.A. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of lead or other instruments, such as options, swaps or futures, based upon lead by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citibank, N.A.’s role as the Calculation Agent for the Notes may result in a conflict of interest.

Description of the Lead Cash Settlement Price

General

The Lead Cash Settlement Price will be determined by reference to the lead cash settlement price set by the London Metal Exchange (“LME”) in London, England. We have derived all information regarding the method by which the LME arrives at the Lead Cash Settlement Price from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the LME. We make no representation or warranty as to the accuracy or completeness of such information. Currently, the Lead Cash Settlement Price is published on Reuters Page “SETTMPB01” in the “SETT” column.

The Lead Cash Settlement Price is set during the second “ring” or round of trading at the LME. The second ring commences at 12:30 p.m. London, England time, during which session only those broker members permitted to take part in ring trading may process their clients’ orders on the trading floor. At present there are 11 “ring dealers” (or Category 1 members). The Lead Cash Settlement Price is determined at the end of the five-minute ring relating to lead in the second ring session of the day. The Lead Cash Settlement Price is the last cash offer price quoted for lead at the end of the second ring session.

Historical Data on the Lead Cash Settlement Price

The following table sets forth, for each of the quarterly periods indicated, the high and low Lead Cash Settlement Price, as reported by Reuters. These historical data on Lead Cash Settlement Prices are not indicative of the future performance of the Lead Cash Settlement Price or what the value of the Notes may be. Any historical upward or downward trend in the Lead Cash Settlement Price during any period set forth below is not an indication that the Lead Cash Settlement Price is more or less likely to increase or decrease at any time over the term of the Notes.

	High		Low
2002
Quarter
First	US$	538.0	US$	469.0
Second		485.5		434.0
Third		458.0		404.5
Fourth		476.0		402.5
2003
Quarter
First		486.0		421.5
Second		484.5		429.0
Third		542.5		469.5
Fourth		739.5		551.0
2004
Quarter
First		975.0		730.0
Second		925.0		696.5
Third		1,039.0		873.5
Fourth		1,056.0		873.0
2005
Quarter
First		1,056.0		912.0
Second		1,020.0		927.0
Third		1,015.0		824.0
Fourth		1,155.5		970.0
2006
Quarter
First		1,448.0		1,100.0
Second		1,316.0		914.5
Third		1,425.0		955.0
Fourth		1,809.0		1,411.0
2007
Quarter
First		2,000.0		1,575.0
Second		2,677.0		1,936.0
Third		3,600.0		2,647.0
Fourth (through December 31)		3,980.0		2,420.0

The Lead Cash Settlement Price on December 31, 2007, as reported on Reuters Page “SETTMPB01” in the “SETT” column, was US$2,532.0.

Historical Graph

The following graph shows the daily Lead Cash Settlement Price in the period from January 2, 2002 through December 31, 2007 using historical data obtained from Reuters. Past movements of the Lead Cash Settlement Price are not indicative of future Lead Cash Settlement Prices.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Prices of lead. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■	Principal amount: US$1,000 per Note

■	Pricing Date: January 24, 2008

■	Hypothetical Starting Price: US$2,500.0

■	Valuation Date: July 22, 2008

■	Downside Threshold: US$1,875.0, 75% of Starting Price

■	Hypothetical Coupon Payment: 9% of the principal amount per Note (US$90)

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Starting Price and Ending Price and fluctuations in the Lead Cash Settlement Price from the Pricing Date up to and including the Valuation Date.

Example	Hypothetical Minimum Lead Cash Settlement Price from Pricing Date up to and Including Valuation Date		Has the Downside Threshold Been Breached?	Hypothetical Ending Price		Hypothetical Ending Price ÷ Hypothetical Starting Price	Hypothetical Coupon Payment		Hypothetical Maturity Payment per US$1,000 Note(1)		Hypothetical Return on the Notes
1	US$	1,356.5	Yes	US$	1,515.5	0.6062	US$	90.00	US$	606.20	-30.380%
2		$1,675.0	Yes		$1,906.0	0.7624		$90.00		$762.40	-14.760%
3		$1,869.0	Yes		$2,150.0	0.8600		$90.00		$860.00	-5.000%
4		$1,451.5	Yes		$2,263.0	0.9052		$90.00		$905.20	-0.480%
5		$1,277.5	Yes		$2,349.5	0.9398		$90.00		$939.80	2.980%
6		$1,786.0	Yes		$2,487.0	0.9948		$90.00		$994.80	8.480%
7		$2,341.5	No		$3,744.5	1.4978		$90.00		$1,000.00	9.000%
8		$2,030.0	No		$2,389.5	0.9558		$90.00		$1,000.00	9.000%
9		$1,919.0	No		$2,116.0	0.8464		$90.00		$1,000.00	9.000%
10		$1,369.5	Yes		$2,734.5	1.0938		$90.00		$1,000.00	9.000%

(1)	If the Hypothetical Downside Threshold has been breached and the Hypothetical Ending Price is less than US$2,500.0, the Hypothetical Maturity Payment per US$1,000 Note equals

US$1,000 x (Hypothetical Ending Price ÷ Hypothetical Starting Price)

In all other circumstances, the Hypothetical Maturity Payment per US$1,000 Note equals US$1,000.

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain federal income tax considerations of the purchase, ownership and disposition of the Notes by U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below. This discussion should be read in conjunction with the discussion contained in the preliminary pricing supplement related to this offering under “What Are the Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax Considerations.”

All prospective investors (including tax-exempt investors) should refer to the preliminary pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult their own tax advisors to determine the tax consequences to them of investing in the Notes.

U.S. Holders

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat a Note as a grant by you to Citigroup Funding of a cash-settled put option on lead in exchange for a payment of an option premium, pursuant to the terms of such option, at maturity you will settle the option with respect to the value of lead if (i) the Ending Value is less than the Starting Value and (ii) the Lead Cash Settlement Price on any Business Day after the Pricing Date up to and including the Valuation Date has declined by more than approximately 25% to 30% (to be determined on the Pricing Date) from the Starting Value. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that at maturity of the Notes either will be used to satisfy your obligation if the put option is exercised or will be returned to you. The discussion below assumes such treatment, except where otherwise stated.

The coupon payment paid on the Notes should be divided into two separate components for tax purposes: an interest component and an option premium component. Of the total coupon payable on the Notes, it is expected that approximately 20% (to be determined on the Pricing Date) will be characterized as the interest component and approximately 80% (to be determined on the Pricing Date) will be characterized as the option premium component. Under that treatment, these components should be taxed as follows:

o	You will be required to include any interest payment as interest income at the time that such interest is accrued or received in accordance with your method of accounting.

o	You will not be required to include any option premium received in income until retirement of the Notes.

If you hold the Notes until they mature, you will recognize short-term capital gain or loss equal to the difference between (x) the sum of cash received at maturity and the entire option premium (but not including any interest payment), and (y) your purchase price for the Notes.

If you sell your Notes for cash prior to maturity, you will generally have a short-term capital gain or loss equal to the difference between (x) the cash you receive at disposition and (y) your purchase price for the Notes.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. Due to the absence of authority as to the proper characterization of the Notes, no assurance can be given that the Internal Revenue Service (“IRS”) will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the Notes could result in less favorable U.S. federal income tax consequences to you, including a requirement to include the entire coupon on the Notes as ordinary income. Moreover, there is no assurance that the IRS will agree with the agreed-to characterization and tax treatment of the retirement of the Notes described above, and you may be required by the IRS to treat cash received at maturity or on sale as ordinary income rather than as gain.

Non-U.S. Holders

In the case of a holder of a Note that is not a U.S. person (a “Non-U.S. Holder”) the interest payment made with respect to the Notes should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form).

Any capital gain realized upon the maturity, sale or other disposition of the Notes by a Non-U.S. Holder should generally not be subject to U.S. federal income tax if:

1.	Such gain is not effectively connected with a U.S. trade or business of such holder, and

2.	In the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If the Lead Cash Settlement Price on any relevant date is not reported on Reuters Page “SETTMPB01” in the “SETT” column or any substitute pages thereto, the Calculation Agent may determine the Lead Cash Settlement Price in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes – Calculation of the Maturity Payment” in the preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

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